Filed Pursuant to Rule 253(g)(2)

File No. 024-10694

RABBLE ONE, LLC

SUPPLEMENT NO. 3 DATED NOVEMBER 3, 2017
TO THE OFFERING CIRCULAR DATED JUNE 7, 2017

This document supplements, and should be read in conjunction with, the offering circular of Rabble One, LLC (“Rabble One”), dated June 7, 2017 (the “Offering Circular”) and filed with the Securities and Exchange Commission on September 1, 2017. In this supplement, unless the context indicates otherwise, references to “Rabble,” “we,” “our” and “us” refer to the activities of and the business of Jane Q, Inc., d/b/a Rabble, including acting as the manager of Rabble One.

The purpose of this supplement is to disclose (1) the withdrawal of the public offering of Rabble One’s Series A LLC Units (the “Series A Units”) and (2) the status of the public offering of Rabble One’s Series B LLC Units (the “Series B Units”).

Withdrawal of Public Offering of Series A Units

On June 7, 2017, we commenced the public offering of $550,000 of Series A Units and $55,000 of Series B Units pursuant to Regulation A under the Securities Act of 1933, as amended, for Tier 2 offerings. The offering period for the Series A Units and Series B Units initially expired on September 4, 2017, but was extended on September 1, 2017 to October 15, 2017 (which is 131 days after the date of the Offering Circular) and on October 13, 2017 to November 30, 2017 (which is 177 days after the date of the Offering Circular). As of November 2, 2017, we had sold 1,393 Series A Units for total gross offering proceeds of $139,300 and we had received indications of interest from potential investors for 1,950 Series A Units ($195,000).

We are now withdrawing the public offering of Series A Units effective the date hereof and will return as promptly as practicable all gross offering proceeds we have received from investors in the Series A Units. The public offering of Series B Units is expected to continue until we raise the maximum amount being offered, unless withdrawn or terminated by us at an earlier time.

Status of Public Offering of Series B Units

We have not sold any Series B Units at this time because the Series B Units have not yet been offered through Rabble’s web platform. We have until November 30, 2017 to achieve the minimum offering amount of $55,000 of Series B Units.